STRADLING YOCCA CARLSON & RAUTH, P.C. 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 SYCR.COM	CALIFORNIA NEWPORT BEACH SACRAMENTO SAN DIEGO SAN FRANCISCO SANTA BARBARA SANTA MONICA COLORADO DENVER NEVADA RENO

June 10, 2015

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY APPFOLIO, INC.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT AND THE ATTACHED EXHIBIT, MARKED BY [***], HAS BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR AND HAS BEEN FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83.

SUBMITTED VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino
Ji Shin
David Edgar
Craig Wilson

Re:	AppFolio, Inc.

Registration Statement on Form S-1 (Amendment No. 1)

Filed June 4, 2015

File No. 333-204262

Dear Mr. Crispino:

On behalf of our client, AppFolio, Inc., a Delaware corporation (the “Company”), this letter is being supplementally submitted to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with and to assist the Staff’s review of the Company’s Registration Statement on Form S-1 (File No. 333-204262), which was filed on May 18, 2015 (the “Original Registration Statement”), in connection with the Company’s contemplated initial public offering (the “Offering”) of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”). On June 4, the Company filed Amendment No. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). This letter further addresses Comment No. 1 contained in the Staff’s letter to the Company dated May 14, 2015. In this letter, we have recited the prior comment from the Staff in bold type and followed the comment with the Company’s response.

The Company hereby respectfully requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter and the attached Exhibit be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information. The Company has excluded the confidential portions of this letter, including the Exhibit hereto, from the copy of the letter submitted via EDGAR.

FOIA Confidential Treatment Requested

By AppFolio, Inc.

Registration Statement on Form S-1 (Amendment No. 1)

Filed June 4, 2015

File No. 333-204262

The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. For the Staff’s convenience, we are providing copies of this letter via overnight delivery.

In accordance with 17 C.F.R. § 200.83(d)(1), if any person should request access to or an opportunity to inspect this letter, we request that notice be provided immediately to: Stradling Yocca Carlson & Rauth, P.C., 660 Newport Center Drive, Suite 1600, Newport Beach, CA 92660, Attention: Ryan C. Wilkins, telephone number (949) 725-4115.

General

1.	We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Company Response:

The Company supplementally advises the Staff that, on May 29, 2015, representatives of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, the lead underwriters for the Offering, advised the Company that, based on current market conditions and the anticipated effectiveness of the reverse stock split discussed below, they expect a price range of $[***] to $[***] per share (the “Preliminary Price Range”) for the Offering. Prior to that date, the underwriters had not provided the Company with any formal valuation of the Company or an indicative price range for the Class A Common Stock. The Preliminary Price Range reflects the effectiveness of a reverse stock split of the Company’s common stock, par value $0.0001 per share, at a ratio of one-for-four, which was effected by the Company on June 4, 2015. The Registration Statement has been updated to reflect the effect of the reverse stock split.

In determining the Preliminary Price Range, the underwriters and the Company considered a number of factors, including:

•	the Company’s financial and operating history and prospects, and the financial and operating history and prospects of companies within the Company’s industry;

•	an analysis of the typical valuation ranges seen in recent initial public offerings by companies within the Company’s industry, and by companies conducting initial public offerings generally;

•	the recent market prices of, and the demand for, publicly traded securities of companies within the Company’s industry that recently completed initial public offerings, and of companies within the Company’s industry generally;

•	the general condition of the securities markets domestically and internationally, and in particular the condition of the securities markets for companies conducting initial public offerings;

FOIA Confidential Treatment Requested

By AppFolio, Inc.

Registration Statement on Form S-1 (Amendment No. 1)

Filed June 4, 2015

File No. 333-204262

•	recent trends impacting investor demand for initial public offerings conducted by companies within the Company’s industry;

•	preliminary discussions with the underwriters concerning the potential valuation of the Company as a public company; and

•	an assumption that there will be sufficient demand for the Class A Common Stock to support the Offering at the size similar to what is contemplated by the Registration Statement.

To further assist the Staff in its review of the Registration Statement, the Company is supplementally providing the Staff with an Exhibit to this letter containing certain pages of the Registration Statement, revised to give effect to an assumed sale of [***] shares of the Class A Common Stock based on an assumed Offering price of $[***] per share, which equals the midpoint of the Preliminary Price Range.

The Company expects to include the actual price range for the Class A Common Stock, and the proposed number of shares of the Class A Common Stock to be sold in the Offering, in a subsequent amendment to the Registration Statement to be filed prior to the commencement of the roadshow for the Offering. The Company expects the actual price range to be within the Preliminary Price Range, and confirms that the actual price range will comply with the Staff’s interpretation regarding the parameters of a bona fide price range. The Company expects the actual price range will be determined by a number of factors, including:

•	continuing discussions with the underwriters;

•	then-current economic and market conditions;

•	further developments impacting the Company’s business, financial condition, operating results and prospects;

•	further developments in trends impacting investor demand for initial public offerings; and

•	the additional factors discussed above.

* * * * *

FOIA Confidential Treatment Requested

By AppFolio, Inc.

Registration Statement on Form S-1 (Amendment No. 1)

Filed June 4, 2015

File No. 333-204262

Should the Staff have any questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4115 or via email at rwilkins@sycr.com.

Sincerely,

STRADLING YOCCA CARLSON & RAUTH, P.C.

/s/ Ryan C. Wilkins

Ryan C. Wilkins

cc:

AppFolio, Inc.

Brian Donahoo, Chief Executive Officer

Ida Kane, Chief Financial Officer

Wilson Sonsini Goodrich & Rosati, P.C.

Jose F. Macias

Erika M. Muhl

Stradling Yocca Carlson & Rauth, P.C.

C. Craig Carlson

Lisa A. Murison

EXHIBIT

Certain pages of the Registration Statement, revised to give effect to an assumed sale of [***] shares of the Class A Common Stock based on an assumed Offering price of $[***] per share, which equals the midpoint of the Preliminary Price Range, are attached as follows:

THE OFFERING

Class A common stock offered by us	[***] shares

Class A common stock to be outstanding immediately after this offering	[***] shares

Class B common stock to be outstanding immediately after this offering	[***] shares

Total Class A common stock and Class B common stock to be outstanding immediately after this offering	[***] shares

Option to purchase additional shares of our Class A common stock

The underwriters have an option to purchase up to an additional [***] shares of our Class A common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from this offering of $[***] million, or $[***] million if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, assuming an initial public offering price of $[***] per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, enhance our financial flexibility, increase our visibility in the marketplace and create a public market for our Class A common stock. We intend to use the net proceeds from this offering primarily (i) to expand research and product development, customer service, and sales and marketing, including hiring new personnel across our organization, (ii) to maintain and expand our technology infrastructure and operational support, and (iii) for general corporate and working capital purposes. We also intend to repay $10.0 million of the indebtedness outstanding under our credit facility with Wells Fargo Bank, N.A. In addition, we may in the future enter into arrangements to acquire or invest in complementary businesses, services, technologies or intellectual property rights. However, we have no agreements or commitments with respect to any such acquisitions or investments at this time.

See the section entitled “Use of Proceeds” for additional information.

Voting rights

Shares of our Class A common stock are entitled to one vote per share. Shares of our Class B common stock are entitled to 10 votes per share.

Holders of our Class A common stock and Class B common stock will vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. The holders of our outstanding Class B common stock, which include our executive officers, directors and principal stockholders, will hold approximately [***]% of the combined voting power of our outstanding capital stock following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change-in-control transaction.

See the sections entitled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Directed share program	At our request, the underwriters have reserved up to 5% of the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, for sale, at the initial public offering price, to our directors, director nominees, officers and certain employees and other parties with a connection to us. The sales will be made by Morgan Stanley & Co. LLC, an underwriter of this offering, through a directed share program. We do not know if these individuals will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares that are available to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our Class A common stock offered by us.
Risk factors	Investing in our Class A common stock involves risks. See the section entitled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.
Proposed NASDAQ symbol	“APPF”

Certain entities associated with our existing stockholders, including entities affiliated with Investment Group of Santa Barbara, or IGSB, which is one of our principal stockholders and an affiliate of one of our directors and one of our director nominees, have indicated an interest in purchasing up to $25 million of shares of our Class A common stock in this offering, at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, such entities may elect to purchase more or fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. In addition, the underwriters may elect to sell more or fewer shares or not to sell any shares in this offering to such entities. The underwriters will receive the same discount from any shares sold to such entities as they will from any other shares sold to the public in this offering.

Prior to the completion of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. All shares of our existing common stock and convertible preferred stock outstanding prior to the completion of this offering will be converted and reclassified into shares of our Class B common stock. In addition, all options to purchase shares of our common stock outstanding prior to the completion of this offering will become exercisable for shares of our Class B common stock. Throughout this prospectus, we refer to our common stock outstanding prior to the completion of this offering as our existing common stock.

The total number of shares of our Class A common stock and Class B common stock to be outstanding immediately after this offering, after giving effect to the conversion and reclassification of all outstanding shares of our existing common stock and convertible preferred stock into shares of our Class B common stock in connection with this offering, is based upon no shares of our Class A common stock and 26,123,910 shares of our Class B common stock outstanding as of March 31, 2015, and excludes:

•	1,319,804 shares of our Class B common stock issuable upon the exercise of outstanding options to purchase shares of our Class B common stock under our 2007 Stock Incentive Plan, or the 2007 Plan, as of March 31, 2015, at a weighted average exercise price of $3.51 per share;

•	2,000,000 shares of our Class A common stock reserved for future issuance under our 2015 Stock Incentive Plan, or the 2015 Plan, which will become effective on the day immediately prior to the effective date of the registration statement of which this prospectus is a part; and

•	500,000 shares of our Class A common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, or the ESPP, which will become effective on the day immediately prior to the effective date of the registration statement of which this prospectus is a part.

The 2015 Plan and the ESPP each provide for automatic annual increases in the number of shares reserved thereunder. We have determined not to make any further awards under the 2007 Plan upon completion of this offering. See the section entitled “Executive Compensation—Stock Incentive Plans” for additional information.

Except as otherwise indicated, the information in this prospectus assumes:

•	a one-for-four reverse split of our existing common stock and a proportional adjustment to the conversion ratio of our convertible preferred stock, which became effective on June 4, 2015;

•	the filing and effectiveness of our amended and restated certificate of incorporation, and the effectiveness of our amended and restated bylaws, each of which will occur prior to the completion of this offering;

•	the reclassification of all outstanding shares of our existing common stock into an equivalent number of shares of our Class B common stock, which will occur prior to the completion of this offering;

•	the conversion and reclassification of all outstanding shares of our convertible preferred stock into an aggregate of 17,006,679 shares of our Class B common stock, which will occur prior to the completion of this offering; and

•	no exercise of the underwriters’ option to purchase up to an additional [***] shares of our Class A common stock.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of $[***] million, or $[***] million if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, assuming an initial public offering price of $[***] per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $[***] per share, which is the midpoint of the price range on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $[***] million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by $[***] million, assuming the assumed initial public offering price of $[***] per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, enhance our financial flexibility, increase our visibility in the marketplace and create a public market for our Class A common stock. We intend to use the net proceeds from this offering primarily (i) to expand research and product development, customer service, and sales and marketing, including hiring new personnel across our organization, (ii) to maintain and expand our technology infrastructure and operational support, and (iii) for general corporate and working capital purposes. We also intend to repay $10.0 million of the indebtedness outstanding under our credit facility with Wells Fargo Bank, N.A. Our credit facility requires us to pay a prepayment premium of 2% of the amount prepaid in the event of prepayment from the proceeds of an initial public offering. Our credit facility matures in 2020, and borrowings bear interest at a fluctuating rate, as further discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As of March 31, 2015, the outstanding borrowings under our credit facility were $10.0 million. The outstanding borrowings under our credit facility were used for working capital and general corporate purposes.

In addition, we may in the future enter into arrangements to acquire or invest in complementary businesses, services, technologies or intellectual property rights. However, we have no agreements or commitments with respect to any such acquisitions or investments at this time.

Our expected uses of the net proceeds from this offering are based upon our present plans, objectives and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds from this offering, and management has not estimated the amount of proceeds, or the range of proceeds, to be used for any particular purpose. The amounts and timing of our actual uses of net proceeds will vary depending on numerous factors, including the factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on our management’s judgment regarding the application of the net proceeds.

Pending the use of the net proceeds from this offering, consistent with our investment policy, we intend to invest the net proceeds in investment grade, short-term interest-bearing obligations, such as money-market funds, certificates of deposit, or direct or guaranteed obligations of the United States government, or hold the net proceeds as cash. We cannot predict whether any net proceeds invested will yield a favorable return.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2015:

•	on an actual basis;

•	on a pro forma basis to give effect to the filing and effectiveness of our amended and restated certificate of incorporation and the conversion and reclassification of all outstanding shares of our existing common stock and convertible preferred stock into an aggregate of 26,123,910 shares of our Class B common stock, as if such filing, effectiveness, conversion and reclassification had occurred on March 31, 2015; and

•	on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above, (ii) the issuance and sale by us of [***] shares of our Class A common stock in this offering, and the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of $[***] per share, which is the midpoint of the price range on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the repayment of $10.0 million of the indebtedness outstanding under our credit facility and a 2% prepayment premium, as described in the section entitled “Use of Proceeds.”

The unaudited pro forma and pro forma as adjusted information below is illustrative only, and the actual cash and cash equivalents, total stockholders’ (deficit) equity and total capitalization upon the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the sections entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2015
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except par value)
Cash and cash equivalents	$12,034	$12,034	$	[***]

Debt, current and non-current portion	9,564	9,564

Convertible preferred stock, par value $0.0001; 68,027 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	63,166	—		—

Stockholders’ (deficit) equity:
Preferred stock, par value $0.0001; no shares authorized, issued and outstanding, actual; 25,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—		—
Existing common stock, par value $0.0001; 123,000 shares authorized, 9,117 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1	—		—
Class A common stock, par value $0.0001; no shares authorized, issued and outstanding, actual; 250,000 shares authorized, no shares issued and outstanding, pro forma; 250,000 shares authorized, shares issued and outstanding, pro forma as adjusted	—	—		[***]
Class B common stock, par value $0.0001; no shares authorized, issued and outstanding, actual; 50,000 shares authorized, 26,124 shares issued and outstanding, pro forma and pro forma as adjusted	—	2		[***]
Additional paid-in capital	1,778	64,943		[***]
Accumulated deficit	(56,632)	(56,632)		[***]

Total stockholders’ (deficit) equity	(54,853)	8,313		[***]

Total capitalization	$17,877	$17,877		$[***]

A $1.00 increase (decrease) in the assumed initial public offering price of $[***] per share, which is the midpoint of the price range on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $[***] million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $[***] million, assuming the assumed initial public offering price of $[***] per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, and assuming the assumed initial public offering price of $[***] per share, which is the midpoint of the price range on the cover page of this prospectus, remains the same, the pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization would increase by approximately $[***] million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. In that event, we would have [***] shares of our Class A common stock issued and outstanding on a pro forma as adjusted basis.

The table and discussion above are based on no shares of our Class A common stock and 26,123,910 shares of our Class B common stock outstanding as of March 31, 2015, and exclude:

•	1,319,804 shares of our Class B common stock issuable upon the exercise of outstanding options to purchase shares of our Class B common stock under the 2007 Plan as of March 31, 2015, at a weighted average exercise price of $3.51 per share;

•	2,000,000 shares of our Class A common stock reserved for future issuance under the 2015 Plan, which will become effective on the day immediately prior to the effective date of the registration statement of which this prospectus is a part; and

•	500,000 shares of our Class A common stock reserved for future issuance under the ESPP, which will become effective on the day immediately prior to the effective date of the registration statement of which this prospectus is a part.

The 2015 Plan and the ESPP each provide for automatic annual increases in the number of shares reserved thereunder. We have determined not to make any further awards under the 2007 Plan upon completion of this offering. See the section entitled “Executive Compensation—Stock Incentive Plans” for additional information.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our common stock upon completion of this offering.

Our historical net tangible book value (deficit) as of March 31, 2015 was $(0.1) million, or $(0.01) per share of our existing common stock. Historical net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) reduced by the amount of our total liabilities and divided by the total number of shares of our existing common stock outstanding as of the date of the calculation.

On a pro forma basis, after giving effect to the conversion and reclassification of all outstanding shares of our existing common stock and convertible preferred stock into 26,123,910 shares of our Class B common stock prior to the completion of this offering, our net tangible book value (deficit) as of March 31, 2015 would have been $(0.1) million, or $0.00 per share of our Class B common stock.

Investors purchasing shares of our Class A common stock in this offering will incur immediate and substantial dilution. After giving effect to the sale of our Class A common stock in this offering, assuming an initial public offering price of $[***] per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2015 would have been $[***] million, or $[***] per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $[***] per share to existing stockholders, and an immediate dilution of $[***] per share to investors purchasing shares of our Class A common stock in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$	[***]
Historical net tangible book value per share as of March 31, 2015	$(0.01)
Increase in pro forma net tangible book value per share attributable to the conversion and reclassification of all outstanding shares of our existing common stock and convertible preferred stock into 26,123,910 shares of our Class B common stock prior to the completion of this offering	0.01

Pro forma net tangible book value per share as of March 31, 2015	0.00
Increase in pro forma net tangible book value per share attributable to investors purchasing in this offering	[***]
Pro forma as adjusted net tangible book value per share upon the completion of this offering			[***]

Dilution in pro forma net tangible book value per share to investors purchasing in this offering		$	[***]

A $1.00 increase (decrease) in the assumed initial public offering price of $[***] per share, which is the midpoint of the price range on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share upon the completion of this offering by $[***], assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $[***] per share and increase (decrease) the dilution to new investors by $[***] per share, assuming the assumed initial public offering price of $[***] per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, and assuming the assumed initial public offering price of $[***] per share, which is the midpoint of the price range on the cover page of this prospectus, remains the same, the pro forma as adjusted net tangible book value per share would be approximately $[***] per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2015, on the pro forma as adjusted basis described above, the differences between the number of shares of our common stock purchased from us, after giving effect to the conversion and reclassification of all outstanding shares of our existing common stock and convertible preferred stock into shares of our Class B common stock prior to the completion of this offering, the total cash consideration paid in this offering and the average price per share paid by our existing stockholders and by investors purchasing shares of our Class A common stock in this offering at an assumed initial public offering price of $[***] per share, which is the midpoint of the price range on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased				Total Consideration				Average Price Per Share
	Number		Percent		Amount		Percent
Existing stockholders before this offering	26,123,910		[***	]%	$[***	]	[***	]%	$	[	***]
Investors purchasing in this offering	[***	]	[***	]	[***	]	[***	]		[	***]

Total	[***	]	100.0%		$[***	]	100.0%			[	***]

Certain entities associated with our existing stockholders, including entities affiliated with IGSB, which is one of our principal stockholders and an affiliate of one of our directors and one of our director nominees, have indicated an interest in purchasing up to $25 million of shares of our Class A common stock in this offering, at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the foregoing discussion and table do not reflect the potential purchase of any shares in this offering by entities associated with our existing stockholders.

If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, the number of shares of our common stock held by existing stockholders will be reduced to [***]% of the total number of shares of our common stock to be outstanding upon the completion of this offering, and the number of shares of our common stock held by investors purchasing in this offering will be increased to [***]% of the total number of shares of our common stock to be outstanding upon the completion of this offering.

The table and discussion above are based on no shares of our Class A common stock and 26,123,910 shares of our Class B common stock outstanding as of March 31, 2015, and exclude:

•	1,319,804 shares of our Class B common stock issuable upon the exercise of outstanding options to purchase shares of our Class B common stock under the 2007 Plan as of March 31, 2015, at a weighted average exercise price of $3.51 per share;

•	2,000,000 shares of our Class A common stock reserved for future issuance under the 2015 Plan, which will become effective on the day immediately prior to the effective date of the registration statement of which this prospectus is a part; and

•	500,000 shares of our Class A common stock reserved for future issuance under the ESPP, which will become effective on the day immediately prior to the effective date of the registration statement of which this prospectus is a part.

The 2015 Plan and the ESPP each provide for automatic annual increases in the number of shares reserved thereunder. We have determined not to make any further awards under the 2007 Plan upon completion of this offering. See the section entitled “Executive Compensation—Stock Incentive Plans” for additional information.

To the extent that any outstanding options to purchase shares of our Class B common stock are exercised, any new equity awards are issued under the 2015 Plan, or any shares are purchased under the ESPP, there will be further dilution to investors purchasing shares of our Class A common stock in this offering. In addition, in the future, we may choose to raise additional capital through the sale of shares of our Class A common stock, or other securities convertible into, or exercisable or exchangeable for, shares of our Class A common stock, due to our financial requirements, strategic considerations, general economic conditions, or otherwise. Any such issuance would result in further dilution to investors purchasing shares of our Class A common stock in this offering.

primarily deliver software using the cloud-based business model. When selecting peer companies to be included as our comparable companies, we considered industry information available for cloud-based solution providers. The selection of peer companies requires us to make judgments as to the comparability of these cloud-based solution providers to us. We also considered a number of factors, including the type of cloud-based offering, the stage of development and the size of the company. Additionally, some of the comparable companies completed initial public offerings in recent years. The selection of peer companies changes over time based on whether we believe the selected companies remain comparable to us. Based on these considerations, we believe that the companies we selected are a representative group for purposes of performing valuations.

Where we had completed a recent convertible preferred stock offering, the equity value implied by the financing was also used as a market approach. Where we used this method, we corroborated the equity value by using a market comparable approach, which applied a comparable company revenue multiple to our forecasted revenues. We considered multiples of enterprise value to revenue to be the most relevant in our industry as we are still in a relatively high growth phase, and thus have not reached normalized profitability or generated positive historical profit, thus making the application of profit-based multiples impossible or less reliable.

Once we determined our equity value, we utilized the OPM to allocate the equity value to each of our classes of stock. The OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of the equity instruments. The OPM is particularly useful for the valuation of equity securities for emerging growth companies due to their lack of historical financial information and the complexity of their securities and capital structure. Commencing in December 2014, due to improved clarity on potential equity scenarios, we began using the PWERM to allocate our equity value among the various outcomes. Using a PWERM, the value of our common stock is estimated based on a probability-weighted analysis of varying values for our common stock assuming a possible future event for us, such as an early or late initial public offering, a strategic sale or a downside scenario in which we sell at a lower than expected liquidation value.

Application of these approaches and methods involves the use of estimates, judgments and assumptions, such as future revenue, expenses and cash flows, selections of comparable companies, probabilities and timing of exit events, among other factors. Changes in our assumptions or the interrelationship of those assumptions impacted the valuations as of each valuation date.

The table below sets forth information regarding stock options for each grant date for the year ended December 31, 2014 and the three months ended March 31, 2015:

Option Grant Dates	Number of Shares of our Common Stock Subject to Options Granted	Exercise Price per Share	Fair Value per Share at Grant Date
	(in thousands)
January 30, 2014	77	$3.28	$3.28
April 30, 2014	42	$3.28	$3.28
July 23, 2014	48	$4.16	$4.16
December 3, 2014	535	$4.92	$4.92
February 1, 2015*	171	$5.64	$11.20

*	In light of the proximity of this grant to our planned initial public offering, our board of directors reassessed the fair value of our common stock as discussed under the section entitled “—February 2015 Grants” below.

The aggregate intrinsic value of vested and unvested stock options as of March 31, 2015 based on a price of $[***] per share, which is the midpoint of the price range on the cover page of this prospectus, was $[***] million, of which $[***] million related to vested options and $[***] million related to unvested options.